Gold City Industries Ltd.

Suite 550 - 580 Hornby Street, Vancouver, BC V6C 3B6

 telephone: (604) 682-7677  fax: (604) 642-6577

 email: info@gold-city,net  Website: www.gold-city.net

September 16, 2002

Mr. Karl Schindler, President

Bow Mines Ltd.

4793 Commercial Drive

Vancouver, BC

V5N 4G8

Dear Karl

Letter Agreement Regarding Gold City Industries Ltd. Entering into an Option Agreement to Acquire a 100% Interest in the Robert's Mill, Tailings Ponds, Camp and Property Improvements at Greenwood, British Columbia from Bow Mines Ltd.

This letter confirms that Gold City Industries Ltd. (Gold City) agrees to enter into an option agreement with Bow Mines Ltd (the "Owner"), to acquire a 100 % interest in the Robert's Mill and Tailings Ponds, Camp & Property Improvements (the " Property")  located about 5 kilometres south of Greenwood, BC on May Mac Claim Number 214189, Unit 3W, 2N. Upon Gold City completing payments of $400,000 in Gold City shares and cash to the Owner, ownership will pass to Gold City subject to a tonnage royalty to be paid to the Owner.

Terms of the agreement are as follows:

a.

Gold City will make option payments on the following basis:

Date	Cash ($)	Cumulative Cash ($)	Shares	Cumulative Shares
Upon signing a Letter Agreement (by Sept 16, 2002)	6,000	6,000	50,000	50,000
Upon completion of due diligence (by November 15, 2002)			50,000	100,000
January 15, 2003	34,000	40,000	100,000	200,000
January 15, 2004*	56,000	96,000	200,000	400,000
January 15, 2005*	60,000	156,000
January 15, 2006*	60,000	216,000
January 15, 2007*	60,000	$276,000
January 15, 2008*	60,000	$336,000

*

Note: These cash payments are to be divided by 4 and made on a quarterly basis. Payments will be made on the 15th of the month.

b.  In addition. Gold City will make cash payments for all ore processed on site (a "tonnage royalty") to the Owner as follows:

Tonnage (tonnes)	@Gold Price <US$400/oz Price per tonne ($)	@Gold Price >US$400/oz Price per tonne ($)	Minimum Payment ($)	Maximum Payment ($)
1-500,000	1.50	2.00	750,000	1,000,000

c.  Upon Gold City completing $400,000 in payments in Gold City shares ($64,000 valued at $ 0.16 per share) and $336,000 in cash, ownership of the Property will pass to Gold City giving Gold City a 100% interest in the Property subject to the tonnage royalty as described in b. above.

d.  Gold City will have the right, but not the obligation to accelerate the option payments so that Gold City can acquire a 100% interest in the Property at any time that it completes the payments of $400,000 in cash and Gold City shares subject to the tonnage royalty.

e.  During the term of the Option, all taxes, insurance and property payments will be made by Gold City and all licences kept in good standing by Gold City;

f.  Gold City will have the right to modify and/ or upgrade the mill and tailings ponds using sound engineering practices during the option period, with the approval of the Owner which cannot be unreasonably withheld,

g.  Prior to exercising its option to acquire a 100% interest in the Property, Gold City will have the right to return the Property to the Owner at any time. The Property must be returned in as good operating condition as Gold City received it and the tailings capacity must be the same or better. Any fixed improvements that cannot easily be removed will remain on the Property (e.g tailings pond construction, concrete installations, electrical wiring and piping). The Owner will also have the right to purchase any other improvements at cost from Gold City;

h.  Gold City will have the right to expand the Mill and Tailings Ponds on the MayMac   Property which will be subject to the tonnage royalty as described in b;

i.  Gold City will have the right to construct a new Mill and additional Tailings Ponds on the MayMac Property which will be subject to the tonnage royalty as described in b;

j.  Gold City will have unrestricted access to transport men, materials and ore across the MayMac Property, but will not obstruct any exploration activities carried out by the Owner;

k.  Gold City will be permitted to upgrade the current access roads on the MayMac Property and construct new access roads if deemed necessary;

l.  Gold City will have priority to the use of water on the MayMac Property and access to it. If insufficient water is found on the MayMac Property, Gold City will have access to water on the Owner's Wild Rose Property;

m.  During the Option period the Owner or the Owner's authorized agent will have access to the Mill on a reasonable basis and Gold City expects that the Owner, upon request will provide assistance as required to rehabilitate and operate the Mill and Tailings Ponds. Gold City will compensate the Owner or the Owner's authorized agent for his time and effort and provide him with a permanent room in the until Gold City has exercised its option to acquire the Property;

n.  Both parties agree to work diligently towards completing the due diligence as soon as possible and to prepare a formal agreement, if deemed necessary by both parties.

This Letter Agreement is subject to approval by Bow Mines Ltd, Gold City's board of directors, regulatory approval and due diligence by Gold City (~60 days).

If you are in agreement with the terms of this Letter Agreement please sign as indicated below.

Yours truly,

GOLD CITY INDUSTRIES LTD.

/s/ Fred Sveinson

Fred Sveinson, P. Eng

President and CEO

Agreed to this 16th day of September, 2002

Bow Mines Ltd.

/s/ Karl Schindler

Karl Schindler, President